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                             May 20, 2022

       Jennifer Zhan
       Chief Executive Officer
       Shineco, Inc.
       Room 3310, North Tower, Zhengda Center
       No. 20, Jinhe East Road
       Chaoyang District, Beijing People   s Republic of China 100020

                                                        Re: Shineco, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed May 11, 2022
                                                            File No. 333-261229

       Dear Ms. Zhan:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-3

       Recent Regulatory Development, page 12

   1. We note your response to comments 6 and 10. Please also describe the consequences to you and your investors
if you, your subsidiaries, or the VIEs inadvertently conclude that such permissions or
approvals are not required or applicable laws, regulations, or interpretations change
and you are required to obtain such permissions or approvals in the future.
 Jennifer Zhan
FirstName  LastNameJennifer Zhan
Shineco, Inc.
Comapany
May        NameShineco, Inc.
     20, 2022
May 20,
Page 2 2022 Page 2
FirstName LastName
       Please contact Chris Edwards at 202-551-6761 or Celeste Murphy at 202-551-3257 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      David Manno, Esq.